United States securities and exchange commission logo





                            August 29, 2022

       John C. May
       Chairman and Chief Executive Officer
       Deere & Company
       One John Deere Place
       Moline, Illinois 61265

                                                        Re: Deere & Company
                                                            Annual Report on
Form 10-K
                                                            Filed December 16,
2021
                                                            File No. 001-04121

       Dear Mr. May:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Annual Report on Form 10-K

       Item 1A. Risk Factors
       Risks Related to the COVID Pandemic, page 13

   1. We note mention in this risk factor of inflationary pressures caused by COVID-19.
                                                        With a view toward
future disclosure, please tell us if inflationary pressures have materially impacted
your operations. In this regard, identify the types of inflationary pressures you are
facing and how your business has been affected. Also, confirm that you will update your
disclosure about known trends and uncertainties in Management   s
                                                        Discussion and Analysis
to account for inflationary trends.
   2. You state that current material and component shortages have limited and could continue to limit your ability
to meet customer demand, which could have a material adverse effect on your financial
condition, cash flows, and results of operations. Further, we note that during your earnings
calls on May 20, 2022 and August 19, 2022, your management
 John C. May
Deere & Company
August 29, 2022
Page 2
         stated that certain business lines have been impacted by acute shortages and that you are experiencing broad-based supply chain issues which got progressively worse over the course of 2021. With a view toward future disclosure in your risk factors and
         Management Discussion and Analysis, please tell us how supply chain issues have affected your cash flows, liquidity, capital resources, cash requirements, financial position, or results of operation and how you expect such issues to affect your business in the future. Please also discuss any mitigation efforts.
Management's Discussion and Analysis
Trends and Economic Conditions, page 27

3. We note your disclosure in this section includes sales forecasts for fiscal year 2022 and a brief summary of factors affecting performance for the most-recently completed fiscal year end. We also note your discussion of year-over-year changes in your results of operations beginning at page 27. However, we are unable to locate a comprehensive discussion of known trends and uncertainties that have had, or are reasonably likely to have, a material impact on your cash flows, liquidity, capital resources, cash requirements, financial position, or results of operations. With a view toward future disclosure, please tell us about your material trends and uncertainties and any relevant upstream and downstream drivers. Note that trends or uncertainties may include impairments of financial assets or long-lived assets; declines in the value of inventory, investments, or recoverability of deferred tax assets; the collectability of consideration related to contracts with customers; and modification of contracts with customers.
4. We note that during your earnings calls on November 24, 2021, February 18, 2022, May
       20, 2022 and August 19, 2022, your management discussed the ongoing effects on your business caused by persistent supply chain disruptions and significant backlogs. Your management also advised that demand for your products has been, or is expected to be, affected by solid income for farmers, aging customer fleets, high trade-in values for used equipment, and passage of the Bipartisan Infrastructure Law. With a view toward future disclosure, please tell us about all material relevant trends and uncertainties affecting your business, such as those identified in your earnings calls. Please also explain when you
FirstName LastNameJohn C. May
       anticipate that temporary trends and uncertainties will normalize. If there are specific
Comapany
       risksNameDeere
             that will be &  Company
                          amplified by the trends discussed, please confirm
that you will update
Augustyour   risk factors
        29, 2022   Page 2 to more fully describe the potential risks and how
you intend to mitigate.
FirstName LastName
 John C. May
FirstName LastNameJohn C. May
Deere & Company
Comapany
August 29, NameDeere
           2022        & Company
August
Page 3 29, 2022 Page 3
FirstName LastName
5. During your earnings call on February 18, 2022, your management appears to allude to certain market trends that served as the impetus for your restructuring in 2020. With a view toward future disclosure, describe the key trends underlying your restructuring. In addition, discuss the material trends upon which your LEAP ambition framework is intended to capitalize for the next decade, as stated in your earnings call. In this regard, we note that the LEAP framework focuses on digitization, autonomy, automation, and electrification and appears to fall within the ambit of the Chief Technology Officer, a position created in 2020. Therefore, please discuss relevant technology trends and your reasons for establishing the CTO position.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Priscilla Dao, Staff Attorney, at (202) 551-5997 or Matthew Crispino,
Staff Attorney, at (202) 551-3456 with any questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Technology